UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.   GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one)

   [X]    MERGER

   [ ]    LIQUIDATION

   [ ]    ABANDONMENT OF REGISTRATION

          (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

   [ ]    Election of status as a business development company

          (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund:

        Templeton Variable Annuity Fund (the "Fund")

3.   Securities and Exchange Commission File No.:

        811-5024

4.   Is this an initial Form N-8F or an amendment to a previously filed Form
     N-8F?

          [X]  Initial Application       [ ]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

          500 East Broward Boulevard, Suite 2100
          Fort Lauderdale, Florida 33394-3091

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

        Kevin M. Kirchoff
        Senior Corporate Counsel
        Franklin Templeton Investments
        Legal SM901/7
        777 Mariners Island Boulevard
        San Mateo, California 94404-1585
        Telephone: 1-650-525-8050

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

        Franklin/Templeton Investor Services, LLC.
        100 Fountain Parkway
        St. Petersburg, Florida 33716-1205
        Telephone: (727) 299-8712


     NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.   Classification of fund (check only one):

          [X]  Management company;

          [ ]   Unit investment trust; or

          [ ]   Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

          [X]  Open-end     [ ]   Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

          The Fund is a business trust organized under the laws of the Commonwealth of Massachusetts.

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

        i) Templeton Investment Counsel, LLC.
           formerly Templeton Investment Counsel, Inc.
           500 E. Broward Blvd., Suite 1500
           Ft. Lauderdale, FL 33394


12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

          Franklin/Templeton Distributors, Inc.
          777 Mariners Island Blvd.
          San Mateo, CA 94403-7777

13.  If the fund is a unit investment trust ("UIT") provide:


        N/A

     (a)  Depositor's name(s) and address(es):

     (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

          [X]  Yes          [  ]  No

     If Yes, for each UIT state:


  NAME OF INSURANCE
  COMPANY SEPARATE
      ACCOUNT              FILE NO.                BUSINESS ADDRESS
-------------------------------------------------------------------------------
Templeton Funds            811-5023             100 Fountain Parkway
Retirement Annuity                              St. Petersburg, FL 33716-1205
Separate Account

Templeton Immediate        811-6230             100 Fountain Parkway
Variable Annuity                                St. Petersburg, FL 33716-1205
Separate Account



15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X]  Yes    [ ]  No

          If Yes, state the date on which the board vote took place:

                October 18, 1997

          If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X]  Yes                [ ]  No

          If Yes, state the date on which the shareholder vote took place:


                February 3, 1998

          If No, explain:

II.  DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

          [X]  Yes                [ ]  No

     On February 3, 1998, the shareholders of the Fund approved an Agreement and Plan of Reorganization (the "Agreement and Plan") between the Fund and Templeton Variable Products Series Fund (the "Trust"), on behalf of its series Templeton Stock Fund (the "Acquiring Fund"). Pursuant to the Agreement and Plan, all of the assets of the Fund were transferred to the Acquiring Fund, in exchange solely for shares of Class 1 of the Acquiring Fund and the assumption by the Acquiring Fund of the liabilities of the Fund. On May 8, 1998, Class 1 shares of the Acquiring Fund were distributed to the shareholders of the Fund


     (a)  If Yes, list the date(s) on which the fund made those  distributions:

                May 8, 1998

     (b)  Were the distributions made on the basis of net assets?

          [X]  Yes                [ ]  No

     (c)  Were the distributions made pro rata based on share ownership?

          [X]  Yes                [ ]   No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

               The exchange ratio used was .781 for each share of the Fund. This ratio was calculated by dividing the Fund's net asset value per share by the Acquiring Fund's net asset value per share, as of the normal close of business of the New York Stock Exchange on May 8, 1998, the closing date of the merger.

     (e)  Liquidations only:

          Were any distributions to shareholders made in kind?

          [ ]  Yes                  [ ]  No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only:

     Has the fund issued senior securities?

          [ ]  Yes                  [ ]  No

     If  yes,  describe  the method  of calculating   payments   to  senior
     securityholders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

          [X]  Yes                [ ]  No

       See answer to item 16.

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

          [ ]  Yes          [ X ]  No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:


III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

          [ ]  Yes          [ X ]  No

     If Yes,

     (a) Describe the type and amount of each assets retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

          [ ] Yes             [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

          [ ]  Yes          [ X ] No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  (a)  List the expenses incurred in connection with the Merger or
          Liquidation:

          (i)  Legal expenses:

                $3,000

          (ii) Accounting expenses:

                $0

          (iii) Other expenses (list and identify separately):

                Printing and Mailing    $ 2,916
                Custody Fees             15,048


          (iv) Total expenses (sum of lines (i)-(iii) above):

                $20,946

     (b)  How were those expenses allocated?

          The expenses were allocated proportionately between the shares of the Acquiring Fund and the Acquired Fund, based on net assets.


     (c)  Who paid those expenses?

          Acquiring Fund and Acquired Fund


     (d)  How did the fund pay for unamortized expenses (if any)?

          N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

          [ ] Yes        [ X ] No

     If yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   CONCLUSION OF FUND BUSINESS

24.  Is the fund a party to any litigation or administrative proceeding?

          [ ] Yes        [ X ] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

          [ ] Yes        [ X ] No

     If Yes, describe the nature and extent of those activities:

VI.  MERGERS ONLY

26. (a)   State the name of the fund surviving the Merger:

                Templeton Stock Fund, a series of
                Templeton Variable Products Series Fund

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger:

                811- 5479

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

                File No. 333-39143
                Form N-14
                Date of Filing: October 31, 1997


                Pursuant to Rule 0-4 under the Investment Company Act of 1940, the Applicant, Templeton Variable Annuity Fund, hereby incorporates by reference into this Application the filing of Templeton Variable Products Series Fund on Form N-14, filed October 13, 1997, File No. 33-39143.


     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


                N/A



                                  VERIFICATION

     The  undersigned states that:

     (i) she has executed  this Application on Form N-8F for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Templeton Variable Annuity Fund;

     (ii) she is the Assistant Secretary of Templeton Variable Annuity Fund; and

     (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Application on Form N-8F have been taken. The undersigned also states that the facts set forth in this Application on Form N-8F are true to the best of her knowledge, information and belief.


                                         /s/KAREN L. SKIDMORE
                                        --------------------------
                                        Karen L. Skidmore